                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                       ----------------------------------

                                    FORM 11-K
                         FOR ANNUAL REPORTS OF EMPLOYEE
                       STOCK PURCHASE, SAVINGS AND SIMILAR
                         PLANS PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        ---------------------------------


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1995.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                  For the transition period from _______ to ______.

         Commission file number 1-2299

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Bearings, Inc. Retirement Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Bearings, Inc.
                           3600 Euclid Avenue
                           Cleveland, Ohio 44115

Financial Statements and Exhibit(s)

                                                                           Page No.
         (a)      Financial Statements                                 (in this Report)
                  --------------------                                 ----------------
                  Independent Auditors' Report                                  5
                  Statement of Net Assets Available                             6
                           for Benefits --
                           December 31, 1995 and 1994
                  Statement of Changes in Net Assets                            7
                           Available for Benefits --
                           Year Ended December 31, 1995
                  Statement of Changes in Net Assets                            8
                           Available for Benefits --
                           Year ended December 31, 1994
                  Notes to Financial Statements --                              9
                           Years Ended December 31,
                           1995 and 1994
                  Supplemental Schedules                                       14

         (b)      Exhibit(s)
                  ---------

                  Independent Auditors' Consent                                16


                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                  BEARINGS, INC. RETIREMENT
                                  SAVINGS PLAN

                                  By:      Bearings, Inc., as Plan
                                           Administrator

                                  By:   /s/ John C. Dannemiller
                                        ----------------------------------
                                        Signature

                                        John C. Dannemiller
                                        ----------------------------------
                                        Printed Name

                                        Chairman & Chief Executive Officer
                                        ----------------------------------
                                        Title

Date:  June 28, 1996

BEARINGS, INC. RETIREMENT SAVINGS PLAN
 (FORMERLY BEARINGS, INC. 401-K SAVINGS PLAN)

Financial Statements
for the Years Ended
December 31, 1995 and 1994,
Supplemental Schedules
for the Year Ended
December 31, 1995,
and Independent Auditors' Report






















                                                               BEARINGS, INC.

BEARINGS, INC. RETIREMENT SAVINGS PLAN
(FORMERLY BEARINGS, INC. 401-K SAVINGS PLAN)

TABLE OF CONTENTS
- ---------------------------------------------------------------------


                                                                                                          PAGE

INDEPENDENT AUDITORS' REPORT                                                                                1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1995 AND 1994
 AND FOR THE YEARS THEN ENDED:

  Statements of Net Assets Available for Benefits                                                           2

  Statements of Changes in Net Assets Available
    for Benefits                                                                                          3 - 4

  Notes to Financial Statements                                                                             5

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1995 AND FOR THE YEAR THEN ENDED:

  Item 27a - Schedule of Assets Held for Investment Purposes                                                10

  Item 27d - Schedule of Reportable Transactions                                                            11


                       [Deloitte & Touche LLP Letterhead]

INDEPENDENT AUDITORS' REPORT

Bearings, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Bearings, Inc. Retirement Savings Plan (formerly Bearings, Inc. 401-K Savings Plan) (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995 and reportable transactions for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Cleveland, Ohio

June 7, 1996

BEARINGS, INC. RETIREMENT SAVINGS PLAN
(FORMERLY BEARINGS, INC. 401-K SAVINGS PLAN)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995 AND 1994
================================================================================

                                        -----------------------------SUPPLEMENTAL INFORMATION BY FUND-------------------------------

                                           COMPANY     EMPLOYEE    FIXED       AMERICAN                  AMERICAN       INCOME
                                            STOCK       STOCK      INCOME     FUNDAMENTAL    FIDELITY   EUROPACIFIC     FUND OF
DECEMBER 31, 1995                           FUND        FUND        FUND       INVESTORS      GROWTH      GROWTH       AMERICA
ASSETS:
  Investments at fair value:
    Bearings, Inc. common stock         $11,232,322  $4,469,488
    Investment funds                            267      42,042  $4,352,820  $ 6,968,276   $6,932,115  $ 4,029,866   $ 3,881,238
    Loans to participants
                                        -----------  ----------  ----------  -----------   ----------  -----------   -----------
         Total investments               11,232,589   4,511,530   4,352,820    6,968,276    6,932,115    4,029,866     3,881,238
  Receivables:
    Contributions                           375,210
    Transfer from Profit-Sharing Trust
    Other                                        57       6,506         158
                                        -----------  ----------  ----------  -----------   ----------  -----------   -----------
          Total assets                   11,607,856   4,518,036   4,352,978    6,968,276    6,932,115    4,029,866     3,881,238

LIABILITIES:
  Accrued administrative expenses and
    other liabilities                             4      14,907                    1,158        1,155          658           642
                                        -----------  ----------  ----------  -----------   ----------  -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS       $11,607,852  $4,503,129  $4,352,978  $ 6,967,118   $6,930,960  $ 4,029,208   $ 3,880,596
                                        ===========  ==========  ==========  ===========   ==========  ===========   ===========

DECEMBER 31, 1994

ASSETS:
  Investments at fair value:
    Bearings, Inc. common stock         $ 6,512,964  $2,701,139
    Investment funds                         24,557     137,009  $4,578,588  $ 4,504,149   $4,177,819  $ 3,298,763   $ 2,723,200
    Loans to participants
                                        -----------  ----------  ----------  -----------   ----------  -----------   -----------
         Total investments                6,537,521   2,838,148   4,578,588    4,504,149    4,177,819    3,298,763     2,723,200
  Cash                                                                           (14,150)                   (7,561)      (14,061)
  Receivables:
    Contributions                           238,804      52,302      60,905       71,753       65,518       55,017        37,669
    Other                                        62         743         359      112,681        2,783       84,220        76,271
                                        -----------  ----------  ----------  -----------   ----------  -----------   -----------
          Total assets                    6,776,387   2,891,193   4,639,852    4,674,433    4,246,120    3,430,439     2,823,079

LIABILITIES:
  Accrued administrative expenses and
    other liabilities                                                 1,198        2,630        2,421        2,027         2,036
                                        -----------  ----------  ----------  -----------   ----------  -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS       $ 6,776,387  $2,891,193  $4,638,654  $ 4,671,803   $4,243,699  $ 3,428,412   $ 2,821,043
                                        ===========  ==========  ==========  ===========   ==========  ===========   ===========




                                         ------------SUPPLEMENTAL INFORMATION BY FUND------------
                                            BOND         EMPLOYEE       PROFIT
                                           FUND OF         LOAN         SHARING
DECEMBER 31, 1995                          AMERICA         FUND          TRUST          TOTAL
ASSETS:
  Investments at fair value:
    Bearings, Inc. common stock                                                     $ 15,701,810
    Investment funds                     $ 1,087,136                                  27,293,760
    Loans to participants                               $ 1,080,344                    1,080,344
                                         -----------    -----------   -----------   ------------
         Total investments                 1,087,136      1,080,344                   44,075,914
  Receivables:
    Contributions                                                                        375,210
    Transfer from Profit-Sharing Trust                                $50,896,948     50,896,948
    Other                                                                                  6,721
                                         -----------    -----------   -----------   ------------
          Total assets                     1,087,136      1,080,344    50,896,948     95,354,793

LIABILITIES:
  Accrued administrative expenses and
    other liabilities                            177                                      18,701
                                         -----------    -----------   -----------   ------------
NET ASSETS AVAILABLE FOR BENEFITS        $ 1,086,959    $ 1,080,344   $50,896,948   $ 95,336,092
                                         ===========    ===========   ===========   ============

DECEMBER 31, 1994

ASSETS:
  Investments at fair value:
    Bearings, Inc. common stock                                                     $  9,214,103
    Investment funds                     $   918,585                                  20,362,670
    Loans to participants                               $    45,440                       45,440
                                         -----------    -----------   -----------   ------------
         Total investments                   918,585         45,440                   29,622,213
  Cash                                        (4,927)                                    (40,699)
  Receivables:
    Contributions                             11,982          1,186                      595,136
    Other                                      5,336            147                      282,602
                                         -----------    -----------   -----------   ------------
          Total assets                       930,976         46,773                   30,459,252

LIABILITIES:
  Accrued administrative expenses and
    other liabilities                            553          2,373                       13,238
                                         -----------    -----------   -----------   ------------
NET ASSETS AVAILABLE FOR BENEFITS        $   930,423    $    44,400   $         0   $ 30,446,014
                                         ===========    ===========   ===========   ============


See notes to financial statements.

BEARINGS, INC. RETIREMENT SAVINGS PLAN
(FORMERLY BEARINGS, INC. 401-K SAVINGS PLAN)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1995

================================================================================

                                        -----------------------------SUPPLEMENTAL INFORMATION BY FUND-------------------------------

                                           COMPANY     EMPLOYEE    FIXED       AMERICAN                  AMERICAN       INCOME
                                            STOCK       STOCK      INCOME     FUNDAMENTAL    FIDELITY   EUROPACIFIC     FUND OF
                                            FUND        FUND        FUND       INVESTORS      GROWTH      GROWTH       AMERICA
ADDITIONS:
  Contributions:
    Employees                                        $  734,343   $  930,240   $ 1,156,597  $1,229,711  $   827,024   $   619,894
    Employer:
      Cash                              $        31
      Bearings, Inc. common stock         2,696,649
  Net assets to be received from the
      Profit-Sharing Trust
  Investment income                         166,170      83,288          608        14,586      39,421       48,912       211,218
  Net appreciation in market value
     of investments                       2,686,038   1,119,037      305,697     1,540,307   1,748,986      390,614       657,192
                                        -----------  ----------   ----------   -----------  ----------  -----------   -----------
      Total additions                     5,548,888   1,936,668    1,236,545     2,711,490   3,018,118    1,266,550     1,488,304

DEDUCTIONS:
  Distributions to participants             697,522     209,688      747,279       508,039     395,766      287,506       433,924
  Administrative expenses                    19,901       8,677       19,756        21,456      20,495       14,206        11,960
                                        -----------  ----------   ----------   -----------  ----------  -----------   -----------
      Total deductions                      717,423     218,365      767,035       529,495     416,261      301,712       445,884

INTERFUND TRANSFERS                                    (106,367)    (755,186)      113,320      85,404     (364,042)       17,133
                                        -----------  ----------   ----------   -----------  ----------  -----------   -----------

INCREASE (DECREASE) IN NET ASSETS
  FOR THE YEAR                            4,831,465   1,611,936     (285,676)    2,295,315   2,687,261      600,796     1,059,553

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1994                       6,776,387   2,891,193    4,638,654     4,671,803   4,243,699    3,428,412     2,821,043
                                        -----------  ----------   ----------   -----------  ----------  -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1995                     $11,607,852  $4,503,129   $4,352,978   $ 6,967,118  $6,930,960  $ 4,029,208   $ 3,880,596
                                        ===========  ==========   ==========   ===========  ==========  ===========   ===========



                                         ------------SUPPLEMENTAL INFORMATION BY FUND------------
                                            BOND         EMPLOYEE       PROFIT
                                           FUND OF         LOAN         SHARING
                                           AMERICA         FUND          TRUST          TOTAL
ADDITIONS:
  Contributions:
    Employees                            $   190,181                               $  5,687,990
    Employer:
      Cash                                                                                   31
      Bearings, Inc. common stock                                                     2,696,649
  Net assets to be received from the
      Profit-Sharing Trust                                           $50,896,948     50,896,948
  Investment income                           82,151   $    31,515                      677,869
  Net appreciation in market value
    of investments                            86,366                                  8,534,237
                                         -----------   -----------   -----------   ------------
      Total additions                        358,698        31,515    50,896,948     68,493,724

DEDUCTIONS:
  Distributions to participants              201,992         1,844                    3,483,560
  Administrative expenses                      3,635                                    120,086
                                         -----------   -----------   -----------   ------------
      Total deductions                       205,627         1,844                    3,603,646

INTERFUND TRANSFERS                            3,465     1,006,273
                                         -----------   -----------   -----------   ------------

INCREASE (DECREASE) IN NET ASSETS
  FOR THE YEAR                               156,536     1,035,944    50,896,948     64,890,078

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1994                          930,423        44,400                   30,446,014
                                         -----------   -----------   -----------   ------------

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1995                      $ 1,086,959   $ 1,080,344   $50,896,948   $ 95,336,092
                                         ===========   ===========   ===========   ============


See notes to financial statements.

BEARINGS, INC. RETIREMENT SAVINGS PLAN
(FORMERLY BEARINGS, INC. 401-K SAVINGS PLAN)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1994
================================================================================

                                        -----------------------------SUPPLEMENTAL INFORMATION BY FUND-------------------------------

                                           COMPANY     EMPLOYEE    FIXED       AMERICAN                  AMERICAN       INCOME
                                            STOCK       STOCK      INCOME     FUNDAMENTAL    FIDELITY   EUROPACIFIC     FUND OF
                                            FUND        FUND        FUND       INVESTORS      GROWTH      GROWTH       AMERICA
ADDITIONS:
  Contributions:
    Employees                                        $  634,485  $  950,485   $   874,828  $  826,917  $   660,486  $   477,437
    Employer:
      Cash                              $   265,811
      Bearings, Inc. common stock         1,750,899
  Investment income                         113,014      49,535       1,579       180,835      44,592       83,266       94,033
  Net appreciation in market value
    of investments                          854,349     295,688     343,139        96,415      51,056
                                        -----------  ----------  ----------   -----------  ----------  -----------  -----------

      Total additions                     2,984,073     979,708   1,295,203     1,152,078     922,565      743,752      571,470

DEDUCTIONS:
  Distributions to participants             568,475     152,311   1,090,206       241,545     127,736      146,435      185,458
  Net depreciation in market value
    of investments                                                                                          11,752       55,056
  Administrative expenses                     7,626       3,148      11,425        12,530      10,746        9,244        8,058
                                        -----------  ----------  ----------   -----------  ----------  -----------  -----------

      Total deductions                      576,101     155,459   1,101,631       254,075     138,482      167,431      248,572

INTERFUND TRANSFERS                                     539,329  (1,334,112)    3,773,800   3,459,616    2,852,091    2,498,145
                                        -----------  ----------  ----------   -----------  ----------  -----------  -----------

INCREASE (DECREASE) IN NET ASSETS
  FOR THE YEAR                            2,407,972   1,363,578  (1,140,540)    4,671,803   4,243,699    3,428,412    2,821,043

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1993                       4,368,415   1,527,615   5,779,194             0           0            0            0
                                        -----------  ----------  ----------   -----------  ----------  -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1994                     $ 6,776,387  $2,891,193  $4,638,654   $ 4,671,803  $4,243,699  $ 3,428,412  $ 2,821,043
                                        ===========  ==========  ==========   ===========  ==========  ===========  ===========



                                     ------------SUPPLEMENTAL INFORMATION BY FUND------------
                                        BOND     EMPLOYEE
                                       FUND OF     LOAN         EQUITY     MONEY MARKET
                                       AMERICA     FUND          FUND          FUND           TOTAL
ADDITIONS:
  Contributions:
    Employees                        $179,244   $ 48,766    $   357,081    $   185,287    $ 5,195,016
    Employer:
      Cash                                                                                    265,811
      Bearings, Inc. common stock                                                           1,750,899
  Investment income                    36,463      2,683         39,218         43,266        688,484
  Net appreciation in market value
    of investments                                                                          1,640,647
                                     --------   --------    -----------    -----------    -----------

      Total additions                 215,707     51,449        396,299        228,553      9,540,857

DEDUCTIONS:
  Distributions to participants       125,699      2,316        281,216        286,681      3,208,078
  Net depreciation in market value
    of investments                     48,801                   392,124                       507,733
  Administrative expenses               2,556                                                  65,333
                                     --------   --------    -----------    -----------    -----------

      Total deductions                177,056      2,316        673,340        286,681      3,781,144

INTERFUND TRANSFERS                   891,772    (16,834)    (7,707,532)    (4,956,275)
                                     --------   --------    -----------    -----------    -----------

INCREASE (DECREASE) IN NET ASSETS
  FOR THE YEAR                        930,423     32,299     (7,984,573)    (5,014,403)     5,759,713

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1993                         0     12,101      7,984,573      5,014,403     24,686,301
                                     --------   --------    -----------    -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1994                  $930,423   $ 44,400    $         0    $         0    $30,446,014
                                     ========   ========    ===========    ===========    ===========

See notes to financial statements.

BEARINGS, INC. RETIREMENT SAVINGS PLAN (FORMERLY BEARINGS, INC. 401-K SAVINGS PLAN)

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995 AND 1994
- ------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

         Effective July 1, 1995 the Bearings, Inc. Profit-Sharing Trust was merged into the Bearings, Inc. 401-K Savings Plan. The merged plan is known as the Bearings, Inc. Retirement Savings Plan (the "Plan"). The following description of the Plan is provided for general information purposes only. Participants and users of the financial statements should refer to the Plan document for more complete information.

         GENERAL - The Plan was established by Bearings, Inc. and its subsidiaries (the "Company") for the purpose of encouraging and assisting employees to provide long-term, tax-deferred savings for retirement. The Plan is subject to the reporting and disclosure requirements, the minimum participation and vesting standards, and the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974.

         ADMINISTRATION - The Plan is administered by the Company. The Company's powers and duties relate to making employee and employer contributions to the Trustee, establishing investment objectives, authorizing disbursements from the Trust, and resolving any questions of Plan interpretation.

         The assets of the Plan are maintained and administered by Key Trust Co. of Ohio, N.A. acting as Trustee. The Trustee is responsible for the custody of assets.

         PARTICIPATION AND CONTRIBUTIONS - All employees are eligible to participate in the Plan on the first day of the month following their hire.

         Eligible employees may elect to make Salary Savings Contributions to the Plan ranging from 1% to 15% of compensation (maximum Salary Savings Contributions increased from 10% to 15% effective July 1, 1995). The Company makes a Matching Employer Contribution to the Plan equal to a percentage of the Salary Savings Contributions not in excess of 6% of the participant's compensation. Matching Employer Contributions are determined based upon the Company's earnings per share for the immediately preceding calendar-year quarter and the participants' investment elections. The Matching Employer Contribution is updated annually and is currently determined using the following schedule:


     CORPORATE EARNINGS PER                                   QUARTERLY MATCHING
      SHARE FOR IMMEDIATELY                                      CONTRIBUTION
        PRECEDING QUARTER                 EMPLOYEE STOCK FUND                     OTHER FUNDS
          $.36 or less                            35%                                  25%
          $.37 to $.43                            45%                                  35%
          $.44 to $.48                            60%                                  50%
          $.49 to $.53                            85%                                  75%
          $.54 and above                         110%                                 100%

         The employer match on participant contributions to other funds was 35%, 50%, 100%, and 35% for the four 1995 quarters, and 35%, 35%, 100%, and
         25% for the four 1994 quarters, respectively.

         Matching Employer Contributions are made primarily in shares of Bearings, Inc. common stock.

         The Company may also make a Profit-Sharing Contribution to the Plan annually. Participants must be employed on June 30 of such Plan year and completed at least one year of service, as defined in the Plan agreement, as of June 30 to be eligible to receive an allocation of the Profit-Sharing Contribution. Profit-Sharing Contributions are allocated to each participant's Profit-Sharing Contribution Account based upon the ratio of each participant's total compensation to the aggregate compensation of all participants eligible to receive a Profit-Sharing Contribution. There was no Profit-Sharing Contribution made to the Plan for the six months ended December 31, 1995.

         Contributions are excluded from participants' taxable income until such amounts are received by them as a distribution from the Plan.

         The Plan provides for Rollover Contributions (amounts previously distributed to the participants from certain other tax-qualified plans) and Transfer Contributions (assets transferred from certain other tax-qualified plans) by or on behalf of an employee in accordance with procedures established by the Company.

         INVESTMENT OF CONTRIBUTIONS - Participants elect investment of their Salary Savings Contributions in 10% increments in the Plan's Fixed Income Fund, American Fundamental Investors Fund, Fidelity Growth Fund, American EuroPacific Growth Fund, Income Fund of America, Bond Fund of America or the Employee Stock Fund. All Matching Employer Contributions are invested in the Company Stock Fund. Participants may elect to change their investment elections as to future contributions and may also elect to reallocate a portion or all of their account balances among the investment funds in increments of 10% of the total amount to be reallocated. All such elections are filed with the Trustee and become effective daily.

         Effective January 1996, participants also elect investment of their Past Profit-Sharing Contributions in a manner similar to and among the same investment fund options as their Salary Savings Contributions.

         The value of the funds and the interest of individual participants under each fund, are calculated daily (daily valuation).

         VESTING AND DISTRIBUTIONS - Each participant is immediately and fully vested in all Salary Savings Contributions and earnings thereon. Participants vest in Matching Employer Contributions and Profit-Sharing Contributions at a rate of 25% for each year of eligible service, becoming completely vested after four years, or at death, termination of employment due to permanent and total disability, or normal or early retirement as defined in the Plan.

         Upon termination of service, participants may receive lump sum distributions of their vested account balances no later than 60 days after the end of the Plan year in which they terminate employment with the Company. Distributions upon retirement may be received as a lump sum or as installments in accordance with the participant's election. Participants may also apply for hardship withdrawals from their Salary Savings Contributions, subject to adherence to Internal Revenue Service regulations and approval by the Company.

         Forfeitures of nonvested amounts are applied to reduce future Matching Employer Contributions.

         LOANS - Beginning July 1, 1995, participants may borrow from their 401(k) Contribution Accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the aggregate sum of the participant's accounts. Loan transactions are treated as a transfer to
         (from) the investment funds from (to) the Employee Loan Fund. Loan terms range from 1-5 years or up to ten years, if for the purchase of a primary residence. Loans originating from merged plans (the King Bearing Profit Sharing and Savings Plan and the IBT 401k Plan) are also reflected in the Employee Loan Fund in the Plan's financial statements. These loans are to be repaid to the Plan in accordance with their original terms. The loans are secured by the balance in the participant's accounts and bear interest at rates prevailing at the time the loans were made. Principal and interest are paid ratably through bi-weekly payroll deductions. Interest rates range from 7.00% to 10.00%. Investments in participant loans are stated at estimated fair value based on amounts estimated to be recoverable.

         PLAN TERMINATION - The Plan was adopted with the expectation that it will continue indefinitely. The Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In the event of termination of the Plan, all participants will immediately become fully vested in the value of all Matching Employer Contributions and Profit Sharing Contributions made on their behalf.

         TAX STATUS OF THE PLAN - The Plan obtained its latest determination letter dated May 24, 1989, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended and restated since receiving this determination letter. The Plan administrator and the Plan's tax counsel believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan sponsor has filed an application with the Internal Revenue Service for a new determination letter.

2.       DESCRIPTION OF THE SEPARATE FUNDS

         Effective April 1994, the Plan's investment options were changed to provide seven separate investment funds. The Trustee maintains separate accounts for each Plan participant and invests such participant's contributions, as directed by the participant, in one or more of the following funds:

         - Employee Stock Fund consists of investments in the common stock of Bearings, Inc. and temporary investments in the Trustee's EB Money Market Fund.

         - The Fixed Income Fund consists of units of the Trustee's PRISM MaGIC Fund, which invests in a combination of guaranteed investment contracts and cash equivalents, and temporary investments in the Trustee's EB Money Market Fund.

         - The American Fundamental Investors Fund consists of shares of Fundamental Investors, Inc. common stock, which invest in mature stocks designed with the objective of growth from price appreciation and income from dividends.

         - The Fidelity Growth Fund consists of shares of Advisors Institutional Equity Growth Fund, which invests in stocks with the objective of capital appreciation.

         - The American EuroPacific Growth Fund consists of shares of the EuroPacific Growth Fund, which invests in stocks from companies located outside the U. S. with the objective of capital appreciation.

         - The Income Fund of America Fund consists of shares of Income Fund of America, which invests in stocks and bonds with the objective of maximizing current income from dividends and interest.

         - The Bond Fund of America Fund consists of shares of the Bond Fund of America, which invests in government and corporate bonds.


         The following funds were closed during the year ended December 31, 1994:

         - The Equity Fund consisted of units of the Society Diversified Stock Fund, a broadly diversified portfolio consisting primarily of the common stocks of high quality companies and temporary investments in the Trustee's EB Money Market Fund. The Trustee is not the administrator of the Society Diversified Stock Fund but is the investment advisor.

         - The Money Market Fund consisted of units of the Trustee's EB Money Market Fund, a managed money market fund investing in high quality, short-term investments emphasizing liquidity.

         Company Matching Employer Contributions are invested in the Company Stock Fund which consists of investments in the common stock of Bearings, Inc., limited to a maximum of one million shares, and temporary investments in the Trustee's EB Money Market Fund.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - Each fund of the Trust is accounted for separately. The accounts of these funds are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

         USE OF ESTIMATES - In preparing the financial statement in conformity with generally accepted accounting principles, the Plan's administrator is required to make estimates and assumption that affect the reported amounts of assets and liabilities at the date of the financial statements and in revenues and expenses during the reporting period. Actual results could differ from those estimates.

         VALUATION OF INVESTMENTS - Investments are accounted for at cost on the trade-date and are reported in the statement of net assets available for benefits at market value. The investment in Bearings, Inc. common stock is valued using the year-end closing price listed by the New York Stock Exchange. Investment funds are stated at values using year-end closing price for each of the funds or quoted market prices.

         TRANSFER FROM PROFIT-SHARING TRUST - The receivable for net assets to be transferred from the Profit-Sharing Trust represents the value of the participant account balances held in the Profit-Sharing Trust at December 31, 1995 reduced by $1,477,109 of distributions payable for participant-initiated benefits payable that will be paid out of the Profit-Sharing Trust prior to the final transfer to the Plan. The total transferred to the Plan will include additional investment earnings/losses through the date of final distribution of the Profit-Sharing Trust.

         BENEFITS PAYABLE - Benefits are recorded by the Plan when payments are made.

         ADMINISTRATIVE EXPENSES - Certain administrative expenses of the Plan were paid by the Plan including trustee fees paid to the Plan Trustee. The Company paid other administrative costs of the Plan, including the salaries, benefits and other costs of Company employees involved in administering the Plan.

4.       INVESTMENTS

         The Plan provides that, in accordance with the investment objectives established by the Company, the Trustee of the Plan shall hold, invest, reinvest, manage and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries.

         Plan investments are detailed in the supplemental schedule of assets held for investment purposes which is attached to these financial statements. Plan investments exceeding 5% of net assets available for benefits as of December 31, 1995 and 1994 were as follows:

                    Description of
                      Investment                                1995                 1994
- -------------------------------------------------------  ------------------  --------------------
Bearings, Inc. Common Stock                               $  15,701,810            $ 9,214,103
PRISM MaGIC  Fund                                         $   4,352,820            $ 4,578,486
Fundamental Investors, Inc.                               $   6,968,276            $ 4,504,149
Advisors International Equity Growth Fund                 $   6,932,115            $ 4,177,792
EuroPacific Growth Fund                                   $   4,029,866            $ 3,298,763
Income Fund of America                                    $   3,881,238            $ 2,723,200


5.       SUBSEQUENT EVENT

         Effective January 1, 1996, the Mainline Industrial Distributors, Inc. Profit Sharing and Investment Plan was merged into the Plan. Net assets totaling $2,326,903 were transferred to the Plan in early 1996.



                                     ******

BEARINGS, INC. RETIREMENT SAVINGS PLAN (FORMERLY
BEARINGS, INC. 401-K SAVINGS PLAN)

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995
- --------------------------------------------------------------------------------

  (a)                     (b)                                  (c)                                   (d)               (e)
             IDENTITY OF ISSUER, BORROWER,          DESCRIPTION OF INVESTMENT                        COST            CURRENT
               LESSOR OR SIMILAR PARTY                                                                                VALUE
         COMPANY STOCK FUND
         ------------------
   *     Bearings, Inc.                         Common Stock - 384,011 shares                      $ 6,982,014       $11,232,322
   *     Key Trust                              EB Money Market Fund - 267 units                           267               267
                                                                                                --------------   ---------------
                                                                                                     6,982,281        11,232,589
         EMPLOYEE STOCK FUND
         -------------------
   *     Bearings, Inc.                         Common Stock - 152,803 shares                        2,850,996         4,469,488
   *     Key Trust                              EB Money Market Fund - 42,041
                                                units                                                   42,042            42,042
                                                                                                 -------------      ------------
                                                                                                     2,893,038         4,511,530
         FIXED INCOME FUND
         -----------------
   *     Key Trust                              PRISM MaGIC Fund - 403,453 units                     4,248,666         4,352,820

         AMERICAN FUNDAMENTAL INVESTORS
         ------------------------------

         Fundamental Investors, Inc.            Common Stock  - 312,618 shares                       5,714,953         6,968,276

         FIDELITY ADVISOR GROWTH FUND
         ----------------------------
         Advisors Institutional Equity          Advisors Instl. Equity Growth Fund -
         Growth Fund                               182,905 shares                                    5,612,925         6,932,115


         AMERICAN EUROPACIFIC GROWTH FUND
         --------------------------------
         EuroPacific                            EuroPacific Growth Fund - 174,226
                                                  shares                                             3,809,379         4,029,866
         INCOME FUND OF AMERICA
         ----------------------
         Income Fund of America                 Income Fund of America - 244,563
                                                  units                                              3,376,856         3,881,238
         BOND FUND OF AMERICA
         --------------------
         Bond Fund of America                   Bond Fund of America - 78,323
                                                shares                                               1,045,585         1,087,136

         EMPLOYEE LOAN FUND                     Participant Loans (with interest rates
         ------------------                     ranging from 7.00% to 10.00% and
   *     Various Plan Participants              maturity dates ranging from August
                                                1996 to July 2010)                                   1,080,344         1,080,344
                                                                                                 -------------     -------------
           TOTAL INVESTMENTS                                                                       $34,764,027       $44,075,914
                                                                                                 =============     =============

*        Represents a party-in-interest.

BEARINGS, INC. RETIREMENT SAVINGS PLAN
(FORMERLY BEARINGS, INC. 401-K SAVINGS PLAN)

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1995
================================================================================

       (a)                          (b)          (c)           (d)        (e)       (f)         (g)            (h)           (i)
                                                                                  EXPENSE
                                                                                  INCURRED      COST      CURRENT VALUE
   IDENTITY OF                                 PURCHASE      SELLING     LEASE      WITH         OF        OF ASSET ON     NET GAIN
 PARTY INVOLVED        DESCRIPTION OF ASSET     PRICE         PRICE      RENTAL  TRANSACTION   ASSETS    TRANSACTION DATE  OR (LOSS)

COMPANY STOCK FUND
- ------------------
Key Trust          EB Money Market Fund
                     (Series of Transactions)  $  922,104                          None      $  922,104     $   922,104       N/A
                     (Series of Transactions)               $  946,394             None         946,394         946,394      None

EMPLOYEE STOCK FUND
- -------------------
Key Trust          EB Money Market Fund
                     (Series of Transactions)   1,144,271                          None       1,144,271       1,144,271       N/A
                     (Series of Transactions)                1,239,238             None       1,239,238       1,239,238      None

FIXED INCOME FUND
- -----------------
Key Trust          EB Money Market Fund
                     (Series of Transactions)                1,938,573             None       1,938,573       1,938,573      None

Key Trust          EB MaGIC Fund
                     (Single Transaction)                    4,899,092             None       4,674,294       4,899,092  $224,798
                     (Series of Transactions)                5,425,486             None       5,190,802       5,425,486   234,684

Key Trust          Prism MaGIC Fund
                     (Single Transaction)       4,899,092                          None       4,899,092       4,899,092       N/A
                     (Series of Transactions)   5,218,261                          None       5,218,261       5,218,261       N/A

AMERICAN FUNDAMENTAL INVESTORS FUND
- -----------------------------------
Fundamental        Fundamental Investors Inc.
Investors Inc.       Common Stock
                     (Series of Transactions)   1,688,294                          None       1,688,294       1,688,294       N/A

FIDELITY GROWTH FUND
- --------------------
Fidelity Advisors  Advisors Instl. Equity
                     Growth Fund
                     (Series of Transactions)   1,668,639                          None       1,668,639       1,668,639       N/A


NOTE - Reportable transactions are single transactions or a series of transactions in the same issue that, when aggregated, are in excess of 5% of the current value of plan assets at the beginning of the plan year.

                          INDEPENDENT AUDITORS' CONSENT

Bearings, Inc.

We consent to the incorporation by reference in Registration Statement No. 33-65513 of Bearings, Inc. on Form S-8 of our report dated June 7, 1996, appearing in this Annual Report on Form 11-K of the Bearings, Inc. Retirement Savings Plan for the year ended December 31, 1995.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Cleveland, Ohio

June 25, 1996